Filed by Lockheed Martin Corporation

and Abacus Innovations Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Lockheed Martin Corporation

Commission File No.: 001- 11437

Abacus Innovations Corporation

Commission File No. 333-210797

The following is the text of a website that is being maintained at www.edocumentview.com/LockheedMartinExchange in connection with Lockheed Martin Corporation’s offer to exchange all shares of common stock of Abacus Innovations Corporation for common stock of Lockheed Martin Corporation.

EXCHANGE OFFER

Last Updated: August 16, 2016 (4:30 pm)

Lockheed Martin Corporation Exchange Offer-Investor Information

PRELIMINARY RESULTS

The exchange offered expired on August 16, 2016 at 8:00 a.m. Based on a preliminary count by the exchange agent, approximately 96,116,351 shares of Lockheed Martin Corporation (“Lockheed Martin”) common stock were tendered prior to the expiration of the exchange offer, including 45,859,639 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered included an estimated 1,821,061 shares of Lockheed Martin common stock tendered by odd-lot stockholders (holders of fewer than 100 shares) not subject to proration. Lockheed Martin will exchange a total of 9,369,694 shares of Lockheed Martin common stock in the exchange offer.

Based on the total number of shares of Lockheed Martin common stock reported to be tendered and not properly withdrawn prior to the expiration of the exchange offer, the exchange offer was oversubscribed by approximately 86,746,657 shares, including 45,859,639 shares tendered pursuant to guaranteed delivery procedures, resulting in a preliminary proration factor of approximately 8.01 percent.

Lockheed Martin will not be able to determine the final proration factor until after the end of the exchange offer’s guaranteed delivery period, which could be as late as 5:00 p.m. on August 19, 2016. Lockheed Martin will publicly announce the final proration factor, which may be different from today’s preliminary estimate, once it has been determined.

FINAL EXCHANGE RATIO

The final exchange ratio is 8.2136 shares of Splitco common stock for each share of Lockheed Martin common stock validly tendered and not properly withdrawn. As a result, subject to proration, Lockheed Martin stockholders who tendered their shares of Lockheed Martin in the exchange offer will receive approximately 8.2136 shares of Leidos common stock (subject to receipt of cash in lieu of fractional shares) for each share of Lockheed Martin common stock accepted for exchange.

INVESTOR INFORMATION

On July 11, 2016, Lockheed Martin commenced an exchange offer related to the split-off of its Information Systems & Global Solutions Business. Lockheed Martin is offering to exchange all issued and outstanding shares of common stock of Abacus Innovations Corporation (“Splitco common stock”) for shares of Lockheed Martin common stock validly tendered and not properly withdrawn, as described in further detail in the Prospectus of Abacus Innovations Corporation (“Splitco”), dated July 11, 2016 (the “Prospectus”), which forms a part of Splitco’s registration statement on file with the Securities and Exchange Commission (“SEC”).

In the transactions explained in the Prospectus, immediately following the consummation of the exchange offer a special purpose merger subsidiary of Leidos Holdings, Inc. (“Leidos”) will be merged with and into Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Leidos (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive one share of common stock of Leidos (“Leidos common stock”). Accordingly, shares of Splitco common stock will not be transferred to participants in the exchange offer; participants instead will receive shares of Leidos common stock in the Merger. No trading market currently exists or ever will exist for shares of Splitco common stock.

The value of Lockheed Martin common stock and Splitco common stock (by reference to Leidos common stock) will be determined by Lockheed Martin by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”), on each of the last three trading days ending on and including the third trading day preceding the expiration date of the exchange offer as described in the Prospectus (“Valuation Dates”), of Lockheed Martin common stock and Leidos common stock on The New York Stock Exchange (“NYSE”). In the case of Leidos common stock and correspondingly the Splitco common stock, the value will be reduced by $13.64 per share, which equals the amount of the special dividend that Leidos will declare prior to the closing of the Merger. Based on an expiration date of August 16, 2016, the Valuation Dates are August 9, 10 and 11, 2016.

Lockheed Martin will provide on this website the daily VWAP of Lockheed Martin common stock and Leidos common stock, together with indicative calculated per-share values for shares of Lockheed Martin common stock, Splitco common stock and Leidos common stock, the indicative exchange ratio, the upper limit for the exchange ratio and whether the upper limit is in effect, for each of the trading days that the exchange offer is open. Since the exchange ratio is based on the average daily VWAP over a period of three days, the indicative exchange ratio will be listed on this website commencing on the third business day of the exchange offer period.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer and the contemplated transactions. A copy of the Prospectus, which includes a “Questions and Answers” section beginning at Page 6 and other related information, is available through the links below.

Date:	August 15, 2016 4:30 PM ET
Lockheed Martin Daily VWAP:	$265.7706
Calculated Lockheed Martin per-share value:	$265.7706
Leidos Daily VWAP:	$ 50.5136
Calculated Leidos per-share value:	$ 50.5136
Calculated Leidos dividend-adjusted per-share value:*	$ 36.8736
Calculated Splitco per-share value:*	$ 36.8736
Final Exchange Ratio:	8.2136
Exchange Ratio Upper Limit:	8.2136
Exchange Ratio Upper Limit in Effect:	Yes

*	The calculated Leidos dividend-adjusted per-share value and the Calculated Splitco per-share value for purposes of the exchange offer will equal the single arithmetic average of the Leidos Daily VWAP on the NYSE on each of the Valuation Dates (or the single day VWAP for August 12 and 15), minus the Leidos per-share special dividend of $13.64.

Table of Historical Indicative Calculated Per-Share Values

The table below shows the calculated per-share values on a given day, calculated as though that day were the last Valuation Date of this exchange offer.

During the period of the actual Valuation Dates during the exchange offer period, when the values of Lockheed Martin common stock, Splitco common stock and Leidos common stock are calculated for purposes of the exchange offer, this website will show the indicative exchange ratio based on indicative per-share values calculated by Lockheed Martin, which will equal (i) on the first Valuation Date, the VWAP for that day, (ii) on the second Valuation Date, the arithmetic average of the actual daily VWAP on the first and second Valuation Dates and (iii) on the third Valuation Date, the arithmetic average of the actual daily VWAP on the first, second and third Valuation Dates. In the case of Splitco and Leidos common stock, the value will be reduced by $13.64 per share, which equals the amount of the special dividend that Leidos will declare prior to the closing of the Merger.

The calculated per-share values and the final exchange ratio will be available by 9:00 a.m., New York City time, on the first trading day following the last Valuation Date.

Business Day	Date	Lockheed Martin Daily VWAP	Calculated per-share value of Lockheed Martin common stock (1)	Leidos Daily VWAP	Calculated per-share value of Leidos common stock (2)	Calculated dividend adjusted per-share value of Leidos common stock (3)	Calculated per-share value of Splitco common stock (4)	Shares of Splitco common stock to be received per share of Lockheed Martin common stock (5)	Shares of Leidos common stock to be received per share of Lockheed Martin common stock (6)	Exchange Ratio Upper Limit in Effect
1**	7/11/2016	$254.4899	N/A	$47.7108	N/A	N/A	N/A	N/A	N/A	N/A
2**	7/12/2016	$254.7490	N/A	$47.9649	N/A	N/A	N/A	N/A	N/A	N/A
3	7/13/2016	$255.8660	$255.0350	$49.4022	$48.3593	$34.7193	$34.7193	8.1618	8.1618	No
4	7/14/2016	$256.0052	$255.5401	$50.0645	$49.1439	$35.5039	$35.5039	7.9973	7.9973	No
5	7/15/2016	$256.9178	$256.2630	$49.7167	$49.7278	$36.0878	$36.0878	7.8901	7.8901	No
6	7/18/2016	$256.3399	$256.4210	$49.4777	$49.7530	$36.1130	$36.1130	7.8895	7.8895	No
7	7/19/2016	$257.9025	$257.0534	$48.7877	$49.3274	$35.6874	$35.6874	8.0032	8.0032	No
8	7/20/2016	$257.3763	$257.2062	$49.0258	$49.0971	$35.4571	$35.4571	8.0600	8.0600	No
9	7/21/2016	$253.9947	$256.4245	$48.7299	$48.8478	$35.2078	$35.2078	8.0924	8.0924	No
10	7/22/2016	$256.3571	$255.9094	$50.0397	$49.2651	$35.6251	$35.6251	7.9815	7.9815	No
11	7/25/2016	$255.5787	$255.3102	$50.4428	$49.7375	$36.0975	$36.0975	7.8587	7.8587	No
12	7/26/2016	$254.8680	$255.6013	$51.6604	$50.7143	$37.0743	$37.0743	7.6603	7.6603	No
13	7/27/2016	$254.2731	$254.9066	$52.4098	$51.5043	$37.8643	$37.8643	7.4801	7.4801	No
14	7/28/2016	$253.9198	$254.3536	$50.6267	$51.5656	$37.9256	$37.9256	7.4518	7.4518	No
15	7/29/2016	$253.1352	$253.7760	$49.9088	$50.9818	$37.3418	$37.3418	7.5512	7.5512	No
16	8/1/2016	$254.2355	$253.7635	$50.4153	$50.3169	$36.6769	$36.6769	7.6877	7.6877	No
17	8/2/2016	$255.5889	$254.3199	$48.5845	$49.6362	$35.9962	$35.9962	7.8502	7.8502	No
18	8/3/2016	$256.4524	$255.4256	$48.4733	$49.1577	$35.5177	$35.5177	7.9906	7.9906	No
19	8/4/2016	$257.6416	$256.5610	$47.5190	$48.1923	$34.5523	$34.5523	8.2136	8.2136	Yes
20	8/5/2016	$259.0935	$257.7292	$47.9485	$47.9803	$34.3403	$34.3403	8.2136	8.2136	Yes
21	8/8/2016	$260.0914	$258.9422	$47.8292	$47.7656	$34.1256	$34.1256	8.2136	8.2136	Yes
22	8/9/2016	$260.3431	$260.3431	$47.3645	$47.3645	$33.7245	$33.7245	8.2136	8.2136	Yes
23	8/10/2016	$260.8356	$260.5894	$47.5910	$47.4778	$33.8378	$33.8378	8.2136	8.2136	Yes
24	8/11/2016	$262.2184	$261.1324	$48.4210	$47.7922	$34.1522	$34.1522	8.2136	8.2136	Yes
25	8/12/2016	$263.5256	N/A	$49.4719	N/A	$35.8319	$35.8319	8.2136	8.2136	Yes
26	8/15/2016	$265.7706	N/A	$50.5136	N/A	$36.8736	$36.8736	8.2136	8.2136	Yes

(1)	The calculated per-share value of Lockheed Martin common stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of Lockheed Martin common stock on the NYSE on each of the Valuation Dates.
(2)	The calculated per-share value of Leidos common stock shown in this column represents the simple arithmetic average of the daily VWAP of the Leidos common stock on the NYSE on each of the Valuation Dates.
(3)	The calculated dividend adjusted per-share value of Leidos common stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of the Leidos common stock on the NYSE on each of the Valuation Dates (or the single day VWAP for each of August 12 and 15), minus $13.64.
(4)	The calculated per-share value of Splitco common stock for the purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of Leidos common stock on the NYSE on each of the Valuation Dates (or the single day VWAP for each of August 12 and 15), minus $13.64.
(5)	Determined by dividing the calculated per-share value of Lockheed Martin common stock by 90% of the calculated per share value of Splitco common stock. Subject to the exchange ratio upper limit and proration. See the section in the Prospectus entitled “This Exchange Offer – Terms of this Exchange Offer – Proration: Tenders for Exchange by Holders of Fewer than 100 Shares of Lockheed Martin Common Stock.”
(6)	Determined by multiplying the shares of Splitco common stock to be received per share of Lockheed Martin common stock by 1.0 (which is the number of Leidos shares to be received for each share of Splitco common stock in the Merger). Subject to receipt of cash in lieu of fractional shares of Leidos common stock. See the section in the Prospectus entitled “This Exchange Offer – Terms of this Exchange Offer – Fractional Shares.” Note that in the exchange offer shares of Lockheed Martin will be exchanged for shares of Splitco common stock and in the Merger each share of Splitco common stock will be converted into the right to receive one share of Leidos common stock.

**	No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of Lockheed Martin VWAP and Leidos VWAP

The screen images below depict the daily VWAP (as described in the section of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions”) on the NYSE, as published by Bloomberg Finance L.P. on Bloomberg pages “LMT UN<Equity>VWAP” and “LDOS UN<Equity>VWAP.”

GRAB

LMT UN Equity | 98) Actions | 99) Settings | Page 1/2 Price and Volume Dashboard

09:31 08/15/16 - Price Filter - Calculation Bloomberg Definition

16:01 08/15/16 Vol Filter - Amount @ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	265.7706	1,668,842	443.529MLN	8,242	202	0.707558
Custom	265.7706	1,668,842	443.529MLN	8,242	202	0.707558

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

Trades with the Largest Impact — Spread / Price Ratio .000450

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
08/15	09:31:26	297,868	264.51	N	08/15	14:30:48	800	266.47 ↓	N
	16:00:38	173,885	266.50 ↑	N		15:59:35	800	266.25 ↑	N
	11:04:02	1,850	266.44 ↑	N		14:19:08	800	266.22 ↓	N
	12:10:28	1,500	266.04	N		15:59:50	800	266.18 ↑	N
	15:55:56	1,500	266.03 ↑	N		10:08:50	800	265.57	N
	09:32:16	1,384	265.00	N		10:08:50	799	265.55	N
	09:41:24	1,353	265.76 ↑	N		15:59:16	772	266.18	N
	10:25:38	1,300	265.42	N		15:59:35	755	266.19 ↑	N
	14:54:23	1,200	266.53 ↓	N		12:11:02	720	266.04	N
	13:42:55	1,004	266.22	N		11:29:24	713	266.20 ↓	N
	15:39:05	1,000	266.23 ↓	N		14:30:50	700	266.46 ↓	N
	13:41:46	1,000	266.20	N		15:59:04	700	266.23	N
	15:59:29	880	266.15	N		15:59:47	700	266.17	N
	10:08:40	877	265.55 ↑	N		13:03:43	700	265.73	N

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2016 Bloomberg Finance L.P.
SN 488274 G712-5256-1 15-Aug-16 16:01:14 EDT GMT-4:00

GRAB

LDOS UN Equity | 98) Actions | 99) Settings | Page 1/2 Price and Volume Dashboard

09:30	08/15/16	Price Filter		-		Calculation	Bloomberg Definition
16:01	08/15/16	Vol Filter		-		Amount	@ Part%

Calculation	VWAP	Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	50.5136	1,781,311	89.98MLN	7,286	244	0.264585
Custom	50.5136	1,781,311	89.98MLN	7,286	244	0.264585

1) Summary | 2) Top Trades (AQR) | 3) Volume at Price (VAP) | 4) Trade Summary Matrix (TSM)

Trades with the Largest Impact — Spread / Price Ratio .000199

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
08/15	16:00:09	120,686	50.24 ↓	N	08/15	14:31:07	2,159	50.55	N
	09:30:00	39,824	50.74	N		14:58:06	2,085	50.30	N
	15:59:58	14,065	50.27	N		15:57:01	2,000	50.35	N
	15:45:00	8,100	50.50	N		12:53:46	1,900	50.62	N
	14:10:20	4,900	50.50	N		15:54:17	1,784	50.38	N
	15:58:58	4,700	50.28 ↓	N		14:49:21	1,768	50.40	N
	11:02:32	3,400	50.64	N		15:46:30	1,600	50.48 ↑	N
	09:41:36	3,300	51.01	N		15:23:08	1,600	50.28	N
	15:58:12	3,000	50.31	N		14:20:12	1,500	50.51	N
	15:59:27	3,000	50.29 ↓	N		13:54:39	1,500	50.39 ↑	N
	14:49:21	2,877	50.40	N		15:54:16	1,500	50.38	N
	13:33:53	2,800	50.36	N		15:09:13	1,500	50.25 ↓	N
	15:58:59	2,727	50.28	N		12:35:27	1,480	50.61	N
	12:46:50	2,209	50.58	N		11:09:53	1,440	50.50 ↓	N

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2016 Bloomberg Finance L.P.
SN 488274 G712-5256-0 15-Aug-16 16:01:02 EDT GMT-4:00

Used with permission of Bloomberg Finance L.P.

Other Related Information

Prospectus	Letter of Transmittal	Notice of Guaranteed Delivery
Notice of Withdrawal	Exchange and Transmittal Information Booklet	Notice to LM Plan Participants
Notice to Sandia Plan Participants	Second Notice to Sandia Plan Participants	Press Release – Exchange Offer Launch
Press Release – Final Exchange Ratio	Press Release – Preliminary Results	Press Release – Transaction Closing

The information agent for the exchange offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

1-866-482-4931 (toll-free)

Forward-Looking Statements

The forward looking statements contained in the links included in this website involve risks and uncertainties that may affect Lockheed Martin’s and Leidos’ operations, markets, products, services, prices and other factors as discussed in filings with the SEC. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. Some of the documents linked to this website also contain statements about Lockheed Martin’s agreement to separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, the dependency of the exchange offer on market conditions and the value to be received in any exchange offer, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Lockheed Martin’s or Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Lockheed Martin’s or Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Lockheed Martin and Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Lockheed Martin’s annual report on Form 10-K for the year ended December 31, 2015 and in Leidos’ transition report on Form 10-K for the 11-month period ended January 1, 2016 and quarterly reports on Form 10-Q which are available on the respective companies websites at http://www.leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin) and at the SEC’s website at http://www.sec.gov. Neither Lockheed Martin nor Leidos assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether stockholders should participate in the exchange offer, nor shall this be considered a sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Splitco has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing the Prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing the Prospectus. Lockheed Martin has filed a Tender Offer Statement on Schedule TO which more fully describes the terms and conditions of the exchange offer. The exchange offer is being made solely by the Prospectus. None of Splitco, Leidos or Lockheed Martin, or any of their respective directors or executive officers, makes any recommendation as to whether any stockholder should participate in the exchange offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUS AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS INCLUDING FILINGS WITH THE SEC INCORPORATED INTO THE REGISTRATION STATEMENTS/PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by Lockheed Martin, Splitco and Leidos with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings (without exhibits, unless requested) with the SEC also may be obtained from the respective companies by directing a written request to Leidos at Leidos Holdings, Inc., 11951 Freedom Drive, Reston, Virginia 20190. Attention: Corporate Secretary, or to Lockheed Martin or Splitco at Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817, Attention: Corporate Secretary. Holders of Lockheed Martin common stock also will be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson LLC, the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Lockheed Martin common stock who call (866) 482-4937 (toll-free).